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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 4)*

                             1-800 Flowers.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68243Q106
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners (SBIC), LLC
      13-337-6808
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Citizenship or Place of
   Organization               Delaware
--------------------------------------------------------------------------------
  Number of Shares   5. Sole Voting      3,253,240 (includes options to purchase
  Beneficially          Power            45,000 Shares)
  Owned by Each      -----------------------------------------------------------
  Reporting Person   6. Shared Voting
  With:                 Power
                     -----------------------------------------------------------
                     7. Sole Dispositive 3,253,240 (includes options to purchase
                        Power            45,000 Shares)
                     -----------------------------------------------------------
                     8. Shared Dispositive
                        Power
--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by      3,253,240 (includes options to
   Each Reporting Person                       purchase 45,000 Shares)
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                   11.1%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

Preliminary Note: The information contained in this Schedule 13G has been amended to reflect the sale of 688,349 shares of the Issuer's Common Stock and a change in the executive officers of the controlling persons of the Reporting Person.

Item 1.

            (a)   Name of Issuer:

                  1-800 Flowers.com, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  1600 Stewart Avenue
                  Westbury, NY 15590

Item 2.

            (a)   Name of Person Filing:

                  J.P. Morgan Partners (SBIC), LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   Address of Principal Business Office or, if none, Residence:

                  1221 Avenue of the Americas
                  New York, New York  10020

            (c)   Citizenship:

                  Delaware

            (d)   Title of Class of Securities (of Issuer):

                  Common Stock

            (e)   CUSIP Number:

                  68243Q106

Item 3. If this statement is filed pursuant to ss. ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4. Ownership

            (a)   Amount Beneficially Owned:

                  3,253,240 (includes options to purchase 45,000 shares)

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

            (b)   Percent of Class:

                  11.1% (as of December 31, 2004)

            (c)   Number of shares as to which such person has:

                  (i)   3,253,240 (includes options to purchase 45,000 shares)
                  (ii)  Not applicable.
                  (iii) 3,253,240 (includes options to purchase 45,000 shares)
                  (iv)  Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                           J.P. MORGAN PARTNERS (SBIC), LLC


                                           By: /s/ Jeffrey C. Walker
                                              ----------------------------------
                                              Name:  Jeffrey C. Walker
                                              Title: President

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106


                                  EXHIBIT 2(a)

Item 2.  Identity and Background.

            This statement is being filed by J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

            JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners
(BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP
(BHCA)"), whose principal business office is located at the same address as JPMP
(SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. As the sole member of JPMP (SBIC), JPMP (BHCA) may be deemed to beneficially own the shares held by JPMP (SBIC). The general partner of JPMP
(BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As the general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (SBIC). The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of JPMP Master Fund, JPMP Corp. may be deemed to beneficially own the shares held by JPMP (SBIC).

            JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              Executive Officers(1)
                              ---------------------

President                                  Jeffrey C. Walker*
Chief Investment Officer                   Arnold L. Chavkin*
Managing Director                          Srinivas Akkaraju*
Managing Director                          Christopher Albinson*
Managing Director                          Dr. Dana Beth Ardi*
Managing Director                          Richard Aube*
Managing Director                          Christopher C. Behrens*
Managing Director                          John Breckenridge*
Managing Director                          Julie Casella-Esposito*
Managing Director                          Rodney A. Ferguson*
Managing Director                          Cornell P. French*
Managing Director                          Michael R. Hannon*
Managing Director                          Matthew Lori*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Bryan Martin*
Managing Director                          Sunil Mishra*
Managing Director                          Stephen P. Murray*
Managing Director                          Timothy Purcell*
Managing Director                          John Reardon*
Managing Director                          Faith Rosenfeld*
Managing Director                          Shahan D. Soghikian*
Managing Director                          William Stuck*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr. *
Managing Director                          Damion E. Wicker, M.D.*

                                   Directors(1)
                                   ------------

                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             Executive Officers(1)
                             ---------------------

Chief Executive Officer                           William B. Harrison**
President                                         Jeffrey C. Walker*
Chief Investment Officer                          Arnold L. Chavkin*
Managing Director                                 Srinivas Akkaraju*
Managing Director                                 Christopher Albinson*
Managing Director                                 Dr. Dana Beth Ardi*
Managing Director                                 Richard Aube*
Managing Director                                 Christopher C. Behrens*
Managing Director                                 John Breckenridge*
Managing Director                                 Julie Casella-Esposito*
Managing Director                                 Rodney A. Ferguson*
Managing Director                                 Cornell P. French*
Managing Director                                 Michael R. Hannon*
Managing Director                                 Matthew Lori*
Managing Director                                 Jonathan R. Lynch*
Managing Director                                 Bryan Martin*
Managing Director                                 Sunil Mishra*
Managing Director                                 Stephen P. Murray*
Managing Director                                 Timothy Purcell*
Managing Director                                 John Reardon*
Managing Director                                 Faith Rosenfeld*
Managing Director                                 Shahan D. Soghikian*
Managing Director                                 William Stuck*
Managing Director                                 Patrick J. Sullivan*
Managing Director                                 Timothy J. Walsh*
Managing Director                                 Richard D. Waters, Jr. *
Managing Director                                 Damion E. Wicker, M.D.*


                                  Directors(1)
                                  ------------
                              William B. Harrison**
                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

                                                                      SCHEDULE C

                              JPMORGAN CHASE & CO.

                              Executive Officers(1)
                              ---------------------

Chairman of the Board and Chief Executive Officer                                             William B. Harrison Jr.*
President and Chief Operating Officer                                                         James Dimon*
Chief Information Officer                                                                     Austin A. Adams*
Co-Chairman, Investment Bank                                                                  Steven D. Black*
Chief Executive Officer, Card Services                                                        William I. Campbell*
Chief Financial Officer                                                                       Michael J. Cavanagh*
Chairman, West Coast Region                                                                   David A. Coulter*
Director of Human Resources, Head of Real Estate/Facilities, General Services, Security       John J. Farrell*
Co-General Counsel                                                                            Joan Guggenheimer*
Director of Corporate Marketing and Communications                                            Frederick W. Hill*
Head, Commercial Banking                                                                      Samuel Todd Maclin*
Head, Strategy and Business Development                                                       Jay Mandelbaum*
Co-General Counsel                                                                            William H. McDavid*
Chief Executive Officer, Treasury & Securities Services                                       Heidi Miller*
Head, Retail Financial Services                                                               Charles W. Scharf*
Executive Vice President, Card Services                                                       Richard J. Srednicki*
Head, Asset & Wealth Management                                                               James E. Staley*
Chief Risk Officer                                                                            Don M. Wilson III*
Co-Chairman, Investment Bank                                                                  William T. Winters*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

                                  Directors(1)
                                  ------------

 Name                         Principal Occupation or Employment;
 ----                         Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer             Retired Chairman of the Board and
                              Chief Executive Officer
                              Deere & Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs                Former Chairman and CEO
                              TIAA - CREF
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy          Retired Chairman of the Board
                              Honeywell International Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke             President
                              Comcast Cable Communications, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                President
                              Henry Crown and Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                   President and Chief Operating Officer
                              JPMorgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter               President and Trustee
                              American Museum of Natural History
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

 Name                         Principal Occupation or Employment;
 ----                         Business or Residence Address
--------------------------------------------------------------------------------
 William H. Gray, III         Retired President and Chief Executive Officer
                              The College Fund/UNCF
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 William B. Harrison, Jr.     Chairman of the Board and Chief Executive Officer
                              JPMorgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.        Chairman and Chief Executive Officer
                              Clear Creek Properties, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond               Chairman of the Board and Chief Executive Officer
                              Exxon Mobil Corporation
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler              Owner
                              John W. Kessler Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp               Chairman
                              The St. Paul Travelers Companies, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian         Chairman and Chief Executive Officer
                              Masco Corporation
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak               Chairman and Chief Executive Officer
                              Yum! Brands, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------

Issuer: 1-800 Flowers                                       CUSIP No.: 68243Q106

 Name                         Principal Occupation or Employment;
 ----                         Business or Residence Address
--------------------------------------------------------------------------------
 John R. Stafford             Retired Chairman of the Board
                              Wyeth
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------